Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

NEPTUNE Introduces NKO® Omega Plus, a New and Innovative Krill Oil Product with one of the Highest Concentration of Omega-3s

Laval, Québec, CANADA – September 15, 2016 – Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ.NEPT - TSX.NTB), today announced that NKO® Omega Plus will now be one of the highest omega-3 concentration of pure krill oil product available on the market. Neptune's proprietary extraction process enables NKO® Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today.

Michel Timperio, Head of Strategic Development stated, "We see this new product as a great opportunity to further support our customers in their work to differentiate their brands while delivering great quality and value to their consumers.   Prelaunch experience has shown an exceptionally strong level of consumer interest for a pure krill oil with improved omega-3 levels than has been available until now and NKO® Omega Plus fills that need".

Neptune, the Krill Oil market pioneer, continues in its commitment to science-based innovation with the addition of NKO® Omega Plus to its growing proprietary specialty ingredients portfolio. In addition, through the recent acquisition of Biodroga, a leading solutions provider of Omega-3s in the nutrition industry, Neptune Wellness Solutions offers a variety of turnkey solutions with a focus on unique delivery forms. "With the rapid pace of consumer driven innovation which characterizes today's market, there has never been a greater need to work together. Our goal is to partner and collaborate with manufacturers in developing new and innovative products to expand their current offerings to consumers", states Marc Vaugeois, Vice-President of Sales for North America.

Visit the Neptune team in Booth #DD165 at SupplySide West to learn more about  NKO® Omega Plus and how it can enhance your product portfolio.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients.  Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com.  Oceano3 brand is also sold in bulk to unbranded distributors.   The Company's head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. ("Acasti").  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunecorp.com neptunebiotech.com	pierre@maisonbrison.com